FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 17 August 2004 – 24 August 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

19 August 2004

MEDIA RELEASE

Potential merger of Sky and INL

In response to the announcement that Sky Network Television (Sky) and Independent Newspapers Limited (INL) had reached agreement in principle to progress merger discussions between the two companies, Telecom has expressed support for the move.

Telecom Chief Financial Officer Marko Bogoievski said that the current structure of INL and Sky is not efficient from a shareholder perspective.

“A merger of these companies would eliminate unnecessary costs and duplication of a number of corporate and board functions. In addition a merger should allow the merged company to optimise its capital structure and enhance liquidity of the merged entity’s shares,” Mr Bogoievski said.

“Like all shareholders, we will need to consider the full details of the merger before making a final assessment of any proposal,” he said.

For further information contact:

Philip King

General Manager Corporate Affairs

Ph: 027 444 0203

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

Potential Merger of Sky and INL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	24 August 2004